SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               Schedule 13D

               Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                         Cairn Energy USA, Inc.
                             (Name of Issuer)

                           Common Stock
                      (Title of Class of Securities)

                              127762102
                            (CUSIP Number)

                     Centennial Energy Partners, L.P.
                   900 Third Avenue, New York, NY  10022
                              (212) 753-5150
                   Attention:  Peter K. Seldin
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                         September 9, 1997
                   (Date of Event which Requires Filing
                            of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (continued on following page(s))

Cusip No.: 127762102
1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Centennial Energy Partners, L.P.
                         (13-3793743)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         114,375
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    114,375

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     114,375

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                [   ]

13) Percent of Class Represented by Amount in Row (11):  0.65%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
    Person: Tercentennial Energy Partners, L.P.
                         (13-3877256)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:               -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          71,000
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    71,000

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    71,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  0.40%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Quadrennial Partners, L.P.
                         (13-3883223)

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               WC

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:       Delaware

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially  (8)  Shared Voting Power:          22,225
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    22,225

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    22,225

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                               [   ]

13) Percent of Class Represented by Amount in Row (11):  0.13%

14) Type of Reporting Person:                PN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Joseph H. Reich

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         207,600
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    207,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     207,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                               [   ]

13) Percent of Class Represented by Amount in Row (11):  1.18%

14) Type of Reporting Person:                IN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Peter K. Seldin

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:         207,600
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:    207,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
     207,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                           [   ]

13) Percent of Class Represented by Amount in Row (11):  1.18%

14) Type of Reporting Person:                IN

Cusip No.: 127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: Tracy S. Nagler

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        207,600
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   207,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    207,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  1.18%

14) Type of Reporting Person:                IN

Cusip No.:  127762102

1)  Name of Reporting Person and S.S. or I.R.S. Identification No. of Above
Person: G. Bryan Dutt

2)  Check the Appropriate Box if a Member of a Group
    (a) [   ]
    (b) [ X ]

3)  SEC Use Only:

4)  Source of Funds:               PF

5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):                      [   ]

6)  Citizenship or Place of Organization:   United States

    Number of      (7)  Sole Voting Power:              -0-
    Shares
    Beneficially   (8)  Shared Voting Power:        207,600
    Owned by
    Each           (9)  Sole Dispositive Power:         -0-
    Reporting
    Person With   (10)  Shared Dispositive Power:   207,600

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    207,600

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
                             [   ]

13) Percent of Class Represented by Amount in Row (11):  1.18%
14) Type of Reporting Person:                IN

Item 1.   Security and Issuer.

          This Amendment No. 2 to schedule 13D, originally filed July 3, 1997 (the "Schedule 13D") by Centennial Energy Partners, L.P. et al relates to the common stock (the "Common Stock") of Cairn Energy USA, Inc. (the "Company"), whose principal executive offices are located at 8115 Preston Road, Suite 500, Dallas, TX 75225. Unless otherwise indicated all capitalized terms used herein shall have the same meanings as set forth in the Schedule 13D. All information previously disclosed in the 13D, except as set forth herein, is reconfirmed.

Item 3.   Source and Amount of Funds or Other Consideration.
     Item 3 of Schedule 13D is hereby supplemented by the addition of the following:
          The purchase price (including commissions, if any) of $1,302,600 for the 130,000 shares of the Common Stock purchased by Energy was furnished from contributions made to Energy by the partners of Energy.
Item 5.   Interest in Securities of the Issuer.
          Item 5(a) of Schedule 13D is hereby amended and restated in its entirety as follows:
         (a) As of the date hereof, (i) Energy owns beneficially 114,375 shares of the Common Stock, constituting approximately 0.65% of the shares outstanding
(ii) Tercentennial owns beneficially 71,000 shares of Common Stock, constituting approximately 0.40% of the shares outstanding, (iii) Quadrennial owns beneficially 22,225 shares of Common Stock, constituting approximately 0.13% of the shares outstanding, (iv) each of Joseph H. Reich, Peter K. Seldin, Tracy S. Nagler and G. Bryan Dutt own beneficially 207,600 shares of Common Stock, representing the shares held by each of the entities named in (i) through (iii) above. In the aggregate, the Reporting Persons beneficially own a total of 207,600 shares of Common Stock, constituting approximately 1.18% of the shares outstanding. The percentages used herein are based upon the 17,567,301 shares of Common Stock stated by the Company to be outstanding as of July 31, 1997 in the Company's Form 10-Q filed with the SEC for the quarter ended June 30, 1997.
          Item 5(c) of Schedule 13D is hereby supplemented by the addition of the following:
            (c) On July 18, 1997, Energy exercised publicly traded call options to purchase 130,000 shares of Common Stock at the strike price of $10 per share All other transactions in the Common Stock effected during the past 60 days by the Reporting Persons were open market transactions and are set forth in Schedule A hereto.

SIGNATURES
         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  September 18, 1997



                        CENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            General Partner

                        TERCENTENNIAL ENERGY PARTNERS, L.P.

                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        QUADRENNIAL PARTNERS, L.P.


                        By: /s/Peter K. Seldin
                             Peter K. Seldin
                             General Partner

                        JOSEPH H. REICH & CO., INC.


                        By: /s/Peter K. Seldin
                            Peter K. Seldin
                            Vice President


                            /s/Joseph H. Reich
                            Joseph H. Reich


                            /s/Peter K. Seldin
                            Peter K. Seldin


                            /s/Tracy S. Nagler
                            Tracy S. Nagler


                            /s/G. Bryan Dutt
                            G. Bryan Dutt
                                             Schedule A

                 OPEN MARKET TRANSACTIONS

  Date of               No. of Shares
Transaction             Purchased\(Sold)      Price Per Share


               Centennial Energy Partners, L.P.

September 5, 1997            (50,000)                12.8571
September 5, 1997            (71,000)                12.8438
September 8, 1997            (35,000)                12.8750
September 9, 1997           (399,000)                12.5000
September 9, 1997            (13,750)                12.5625
September 10, 1997      (20,000)                12.5000
September 10, 1997      ( 8,000)                12.8125
September 11, 1997      (20,000)                12.7500
September 12, 1997      (43,000)                12.9709
September 15, 1997      (40,250)                13.0000
September 16, 1997      (17,150)                13.3750
September 16, 1997      (12,850)                13.8750



               Tercentennial Energy Partners, L.P.

September 5, 1997            (14,000)                12.8571
September 5, 1997            (20,000)                12.8438
September 8, 1997            (35,000)                12.8750
September 9, 1997           (218,000)                12.5000
September 9, 1997            ( 7,500)                12.5625
September 10, 1997      ( 5,000)                12.5000
September 10, 1997      ( 2,000)                12.8125
September 15, 1997      (40,225)                13.0000



             Quadrennial Partners, L.P.


September 5, 1997            ( 5,000)                12.8571
September 5, 1997            ( 7,500)                12.8438
September 9, 1997            (72,000)                12.5000
September 9, 1997            ( 2,500)                12.5625
September 15, 1997      (19,950)                13.0000
September 16, 1997      ( 2,850)                13.3750
September 16, 1997      ( 2,150)                13.8750



           Joseph H. Reich & Co., Inc.

September 5, 1997            ( 1,000)                12.8571
September 5, 1997            ( 1,500)                12.8438
September 9, 1997            (36,000)                12.5000
September 9, 1997            ( 1,250)                12.5625
September 15, 1997      ( 6,575)                13.0000